SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           Notification of Late Filing

     Commission  File  Number  000-23851

(Check  one)
| |  Form  10-K  and  Form  10-KSB    | |  Form  11-K
| |  Form  20-F   |X|  Form  10-Q  and  Form  10-QSB   | |  Form  N-SAR

     For  the  period  ended  March  31,  2000

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:     Centenary  International  Corp.

Former name if applicable:

Address of principal executive  office:

                      Reconquista 656, Third Floor, Suite B
                          Buenos Aires, Argentina 1003
                    (Address of principal executive offices)


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                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time period because management has not yet prepared the financial statements for the interim period. The Form 10-Q also requires a balance sheet as of the end of our most recent fiscal year which is December 31, 1999. Such a December 31, 1999 year end balance sheet is required to be audited. The company has engaged a new independent auditor on May 10, 2000 to audit the Company's financial statements for the year ended December 31, 1999and this audit is not completed as yet because of the recent engagement of the new auditor.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                   Hector  A.  Patron-Costas
                   Tel. 54-11-4312-7075  (Argentina)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   | |  Yes   |X|  No

     The registrant has not filed it annual report on Form 10-K for the year ended December 31, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   |X|  YES   | |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation: Management has not prepared the financial statements yet and cannot make a reasonable estimate of the results.

                          Centenary International Corp.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May  14,  2000             By: /s/ Hector A. Patron Costas
                                  ------------------------------------
                                  Hector A. Patron Costas
                                  Director, Chairman, Secretary, Chief Executive
                                  Officer and Chief Financial Officer


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